UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

Griffin House, 161 Hammersmith Rd, London, United Kingdom
W6 8BS
(Address of its principal executive office)

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Liberty Puerto Rico 401(k) Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Puerto Rico 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, and schedule of delinquent participant contributions for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material aspects in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 28, 2017

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2016	2015

Cash	$179,514	$112

Investments, at fair value:
Interest-bearing cash	54,095	103,870
Money market funds	4,380,116	3,270,405
Mutual funds	11,439,207	7,427,269
Employer shares	8,352,310	9,865,106
Total investments	24,225,728	20,666,650

Notes receivable from participants (note 1)	1,866,996	1,651,215

Contribution receivables - participant (note 1)	—	16,034

Cash in transit (note 1)	—	2,806,160

Net assets available for Plan benefits	$26,272,238	$25,140,171

The accompanying notes are an integral part of these financial statements.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2016

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,894,766
Employer, net of forfeitures applied	1,791,113
Rollovers	27,232
Total contributions	3,713,111

Investment income (loss):
Net depreciation in fair value of investments	(1,326,588)
Interest and dividends	169,561
Total investment loss, net	(1,157,027)

Interest income on notes receivable from participants	71,580
Distributions to participants and notes deemed distributed	(1,480,224)
Fees and expenses	(21,005)
Transfer - Choice Plan Merger (note 1)	5,632
Net increase in net assets available for Plan benefits	1,132,067

Net assets available for Plan benefits, beginning of year	25,140,171
Net assets available for Plan benefits, end of year	$26,272,238

The accompanying notes are an integral part of these financial statements.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of the Liberty Puerto Rico 401(k) Savings Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico), an indirect subsidiary of Liberty Global plc (Liberty Global) and the Plan sponsor, reserves the right to amend the Plan at any time. Liberty Global is a public limited company organized under the laws of England and Wales.

On July 1, 2015, Liberty Global completed the approved steps of the “LiLAC Transaction” whereby Liberty Global (i) reclassified its then outstanding Class A, Class B and Class C Liberty Global ordinary shares into corresponding classes of new Liberty Global ordinary shares (collectively, the Liberty Global Shares) and (ii) capitalized a portion of its share premium account and distributed as a dividend (or a “bonus issue” under United Kingdom (U.K.) law) its LiLAC Class A, Class B and Class C ordinary shares (collectively, the LiLAC Shares). Pursuant to the LiLAC Transaction, each holder of Class A, Class B and Class C Old Liberty Global Shares remained a holder of the same amount and class of Liberty Global Shares and received one share of the corresponding class of LiLAC Shares for each 20 Old Liberty Global Shares held as of the record date for such distribution.

The Liberty Global Shares and the LiLAC Shares are tracking shares intended to reflect or “track” the economic performance of particular businesses or “groups,” rather than the economic performance of Liberty Global as a whole. The “LiLAC Group” comprises Liberty Global's businesses, assets and liabilities in Latin America and the Caribbean, including Liberty Puerto Rico and LGE Coral Holdco Limited and its subsidiary, which were formed in anticipation of the CWC Acquisition (as defined and described below). The “Liberty Global Group” comprises Liberty Global's businesses, assets and liabilities not attributed to the LiLAC Group.

On May 16, 2016, Liberty Global acquired Cable & Wireless Communications Plc (CWC) (re-registered as Cable & Wireless Communications Limited, a private company) for shares of Liberty Global in a scheme of arrangement pursuant to Rule 2.7 of the U.K. City Code on Takeovers and Mergers (the CWC Acquisition). As consideration for the CWC Acquisition, Liberty Global issued an aggregate of 31,607,008 Liberty Global Class A Shares, 77,379,774 Liberty Global Class C Shares, 3,648,513 LiLAC Class A Shares and 8,939,316 LiLAC Class C Shares.

On June 2, 2016, Liberty Global’s Board of Directors approved the elimination of Liberty Global Group’s 67.2% inter-group interest in the LiLAC Group by distributing, on a pro-rata basis, LiLAC Shares to Liberty Global Group shareholders (the LiLAC Distribution). The inter-group interest resulted from the CWC Acquisition. The LiLAC Distribution was completed on July 1, 2016. In the LiLAC Distribution (which is a “bonus issue” under U.K. law), on the record date each holder of a Liberty Global Class A, Class B and Class C Share received a fraction of a LiLAC Share of the corresponding class. The LiLAC Distribution was accounted for prospectively effective July 1, 2016. The impact of the LiLAC Distribution included, (i) additional shares of LiLAC Group being issued to participants of the Plan and (ii) decreases in the stock prices of the Liberty Global Class A Shares and the Liberty Global Class C Shares that resulted from eliminating the Liberty Global Group's inter-group interest in the LiLAC Group. The impact of the LiLAC Distribution is reflected in net depreciation in fair value of investments on the statement of changes in net assets.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 28, 2017, the date of issuance.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Puerto Rico to participate in the Plan. The Plan is intended to qualify under sections 1081.01(a) and 1081.01(d) of the Internal Revenue Code for a New Puerto Rico, as amended (the Puerto Rico Code). The Plan has been amended and restated at various dates, most recently as of October 17, 2016.

On June 3, 2015, Liberty Puerto Rico's parent company, LCPR Cayman Holding Inc., together with investment funds affiliated with Searchlight Capital Partners L.P., entered into an agreement with PPR Media LLC (PPR Media) to purchase Puerto Rico Cable Acquisition Company Inc., doing business as Choice Cable TV (Choice), a then subsidiary of PPR Media (the Choice Acquisition). Through a series of related-party transactions and immediately following the Choice Acquisition, Liberty Puerto Rico became the parent company of Choice. Effective December 31, 2015, the PR Cable Acquisition Retirement

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Plan (the Choice Plan) was merged into the Plan (the Choice Plan Merger). As a result (i) all assets and liabilities of the Choice Plan became the assets and liabilities of the Plan, (ii) participants of the Choice Plan immediately became eligible participants of the Plan and (iii) employees of Choice with years of service under the Choice Plan prior to the Choice Plan Merger were credited for those years of service for purposes of vesting and eligibility under the Plan. At December 31, 2015, the Plan had cash in transit, notes receivables from participants and contributions receivable of $2,806,160, $249,612 and $16,034, respectively, which represent the net assets of the Choice Plan that were merged into the Plan.

Eligibility

Employees of Liberty Puerto Rico and Choice who are at least 18 years of age and (i) have worked at least 90 consecutive days or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate. Independent contractors, temporary employees, employees under a collective bargaining agreement, directors who are not employed by Liberty Puerto Rico or in any other capacity, interns and individuals who are nonresident aliens and who receive no earned income from sources within Puerto Rico are not eligible to participate in the Plan.

Trustee and Recordkeeper

Under the terms of a trust agreement between Liberty Puerto Rico and Oriental Bank and Trust (the Trustee) and a recordkeeping and custodial agreement between Liberty Puerto Rico and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Oriental Pension Consultants is the third-party administrator of the Plan.

Contributions

Participants may make (i) pre-tax contributions of their eligible compensation, as defined in the Plan document, up to the tax limit (as noted below), (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit or (iii) catch-up contributions for participants upon reaching age 50 up to the tax limit (as noted below) that are not matched by the employer. Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage. Participants may change their contribution elections at any time. Liberty Puerto Rico may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. The Manager (as defined in the Plan document) reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Code. During 2016, participant elective pre-tax contributions and catch-up contributions were limited to $15,000 and $1,500, respectively, per participant.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the funds holding LiLAC Shares and the Bank Deposit Sweep Program, which is used by Mid Atlantic to manage contributions. All employer matching contributions are made in Liberty Global Class C ordinary shares. Participants may, however, direct the employer contributions to any investment in the Plan, except for the funds holding LiLAC Shares and the Bank Deposit Sweep Program.

Rollovers
Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated, plus 1%. This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through bi-weekly payroll deductions.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Forfeitures

Upon directive of the Plan Committee (as defined in the Plan document), forfeitures of employer contributions (due to a participant’s termination prior to full vesting) may be used to offset Liberty Puerto Rico’s future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). Forfeitures incurred during the year ended December 31, 2016 aggregated $31,244. During the year ended December 31, 2016, none of the Plan expenses were paid out of forfeitures. Forfeitures of $45,954 were used to offset employer contributions during the year ended December 31, 2016. Unallocated forfeitures available as of December 31, 2016 and 2015 were $19,943 and $4,548, respectively.

Investment Options

As of December 31, 2016, the Plan had various investment options, including 19 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options and contribution percentages on a daily basis. Plan participants may not invest in the funds holding LiLAC Shares or the Bank Deposit Sweep Program.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability and financial hardship (as defined in the Plan document) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	67%
3 or more	100%

For employer matching contributions made to the Choice Plan prior to December 31, 2015, the vesting schedule is as follows:

Years of service	Vesting percentages

Less than 2	—%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age (as defined in the Plan document), (ii) terminates employment due to total disability or (iii) dies.

Plan Termination

Although Liberty Puerto Rico has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of the Puerto Rico Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan's valuation policies utilizing information provided by the investment advisors, and the Trustee. For additional information, see note 3.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code. On August 25, 2015, the Puerto Rico tax authorities provided a favorable determination letter, effective October 1, 2013, that the Plan is qualified under Puerto Rico laws. The Plan has been amended since the effective date of this determination letter, including amendments in connection with the Choice Plan Merger. As a result, Liberty Puerto Rico has applied for, but not yet received, a new determination letter for the Plan. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States (U.S. GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the relevant tax authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2016 that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Liberty Global Ordinary Shares

The Trustee holds Liberty Global ordinary shares, including both Liberty Global Shares and LiLAC Shares, on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights, which a shareholder of record has with respect to Liberty Global ordinary shares, which have been allocated to the participant’s account. For all other investments in the Plan, the Trustee has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer matching contributions. Administrative expenses of the Plan are paid directly by Liberty Puerto Rico and, accordingly, are not included in the Plan financial statements. Loan fees paid by participants were $21,005 during 2016.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

The Plan contains four funds, which comprise Liberty Global ordinary shares. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Liberty Global ordinary shares, which are set forth below for the year ended December 31, 2016:

	Purchases	Sales

Liberty Global Class A Ordinary Shares Fund	$261,658	$(101,786)
Liberty Global Class C Ordinary Shares Fund	1,399,146	(870,596)
LiLAC Class A Ordinary Shares Fund	—	(5,635)
LiLAC Class C Ordinary Shares Fund	—	(35,984)
Total	$1,660,804	$(1,014,001)

Notes receivable from participants are also party-in-interest transactions.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan and are reflected in the net appreciation or depreciation of those funds.

(3)	Fair Value Measurements

U.S. GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2016, no such transfers were made.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer shares. As of December 31, 2016 and 2015, all Plan investments were measured at fair value. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

Interest-bearing cash. The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2016	2015

Mutual funds	$11,439,207	$7,427,269
Employer shares	8,352,310	9,865,106
Money market funds	4,380,116	3,270,405
Interest-bearing cash	54,095	103,870
Total	$24,225,728	$20,666,650

(4)	Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) ordinary shares of Liberty Global. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global Shares and LiLAC Shares are also exposed to risks specific to Liberty Global, including the Liberty Global Group and the LiLAC Group. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 32% and 39% of the net assets available for Plan benefits as of December 31, 2016 and 2015, respectively. Investment in the money market funds represented 17% and 13% of the net assets available for Plan benefits as of December 31, 2016 and 2015, respectively. Price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan's net assets available for Plan benefits.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN
Notes to Financial Statements — (Continued)

(5)	Reconciliations of Financial Statements to Form 5500
The following are reconciliations of (i) investments and (ii) total investment loss, net per the accompanying financial statements to Form 5500:

	December 31,
	2016	2015

Total investments per the accompanying financial statements	$24,225,728	$20,666,650
Adjustment to show notes receivable from participants as an investment	1,866,996	1,651,215
Total investments per Form 5500 (unaudited)	$26,092,724	$22,317,865

	Year ended December 31, 2016

Total investment loss, net per the accompanying financial statements	$(1,157,027)
Adjustment to show interest income on notes receivable from participants as investment income	71,580
Total investment loss, net per Form 5500 (unaudited)	$(1,085,447)

(6)	Delinquent Participant Contributions

During the year ended December 31, 2016, Liberty Puerto Rico failed to timely remit certain contributions to the Plan in the amount of $7,951. Liberty Puerto Rico determined lost earnings and fully made the required corrections to participants' accounts. See accompanying Schedule of Delinquent Participants Contributions for the year ended December 31, 2016.

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FORM 5500, SCHEDULE H, Part IV, Line 4a
EIN 66-0659935, Plan Number 001
For the year ended December 31, 2016
Supplemental Schedule 1

Participant Contributions Transferred Late to Plan by Liberty Puerto Rico (a)	Contributions Not Fully Corrected	Contributions Fully Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$7,951	$—	$7,951	$—	$—
_______________

(a)    Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
EIN 66-0659935, Plan Number 001
December 31, 2016
Supplemental Schedule 2

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	Liberty Global Class C Ordinary Shares Fund	Ordinary shares	225,902	$6,709,289
	Fidelity Retirement Money Market Account	Money market fund	4,380,116	4,380,116
	Metropolitan West Total Return Bond Fund	Mutual fund	133,030	1,318,329
	Fidelity Freedom 2030	Mutual fund	80,826	1,276,243
	Fidelity Freedom 2020	Mutual fund	79,884	1,197,456
	The Growth Fund of America R6	Mutual fund	27,197	1,143,613
	BlackRock Total Stock Market Index	Mutual fund	100,047	1,081,508
	Dodge and Cox Stock	Mutual fund	5,434	1,001,566
*	Liberty Global Class A Ordinary Shares Fund	Ordinary shares	26,303	804,609
	Fidelity Freedom 2040	Mutual fund	85,773	784,822
*	LiLAC Class C Ordinary Shares Fund	Ordinary shares	35,746	756,743
	Fidelity Low-Priced Stock	Mutual fund	14,348	709,958
	Baron Growth Fund Institutional	Mutual fund	11,098	674,956
	Allianz NFJ Small Cap Value - Class R6	Mutual fund	22,857	594,512
	Artisan International	Mutual fund	21,889	563,636
	Fidelity Freedom 2050	Mutual fund	31,132	323,147
	Vanguard Total International Stock Index	Mutual fund	8,114	199,844
	Fidelity Freedom 2010	Mutual fund	12,373	185,347
	PIMCO High Yield Fund Institutional Class	Mutual fund	17,488	154,073
	Fidelity Freedom Income	Mutual fund	8,308	93,881
	Fidelity Inflation-Protected Bond	Mutual fund	7,666	91,459
*	LiLAC Class A Ordinary Shares Fund	Ordinary shares	3,719	81,669
	Bank Deposit Sweep	Interest-bearing cash	54,095	54,095
	Vanguard Short Term Bond Index	Mutual fund	2,670	27,847
	Fidelity Freedom 2060	Mutual fund	1,643	17,010
	Total investments			24,225,728

*	Notes receivable from participants	Interest rate of 4.25% and 4.5%, various maturity dates		1,866,996
	Total assets held at the end of the year			$26,092,724
_______________

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY PUERTO RICO 401(K) SAVINGS PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist
Vice President, Legal for Liberty Global as Member of Plan Committee

June 28, 2017

EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as a part of this Report —

23.1 — Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP